UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89621T108

(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 89621T108	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
SG Enterprises II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,908,563

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,908,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,908,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Based on 88,627,603 currently outstanding Common Shares.

Page 2 of 6 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
John W. Stanton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,908,563

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,908,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,908,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 88,627,603 currently outstanding Common Shares.

Page 3 of 6 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS
Theresa E. Gillespie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,908,563

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,908,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,908,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 88,627,603 currently outstanding Common Shares.

Page 4 of 6 Pages

The following reporting persons (collectively, the “Reporting Persons”) (i) SG Enterprises II, LLC, a Washington limited liability company (“SG Enterprises”), (ii) John W. Stanton (“Mr. Stanton”), and (iii) Theresa E. Gillespie (“Ms. Gillespie”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, by Amendment No. 1 filed with the SEC on August 31, 2021, by Amendment No. 2 filed with the SEC on September 13, 2021 and by Amendment No. 3 filed with the SEC on January 6, 2022.  Mr. Stanton and Ms. Gillespie are husband and wife and are the sole owners, members, managers and officers of SG Enterprises.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule are hereby amended by deleting the existing text thereof and inserting the following text in their stead:

“(a) and (b) As a result of the (i) issuance of 1,040,705 Common Shares on January 1, 2022 in satisfaction of vested Restricted Stock Units (“RSUs”) granted under the Trilogy International Partners Inc. Restricted Share Unit Plan (the “RSU Plan”) to certain officers and employees of the Issuer; (ii) forfeiture of 1,675,336 Common Shares on February 7, 2022 held by certain other shareholders of the Issuer; (iii) issuance of 2,310,988 Common Shares on May 19, 2022 in satisfaction of vested RSUs issued under the RSU Plan to certain officers and employees of the Issuer; and (iv) issuance of 489,762 Common Shares on May 19, 2022 in satisfaction of vested Deferred Share Units granted under the Trilogy International Partners Inc. Deferred Share Unit Plan to certain directors of the Issuer, the Reporting Persons beneficially own and share voting and investment power over 16,908,563 Common Shares, representing approximately 19.1% of the issued and outstanding Common Shares.”

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2022

SG ENTERPRISES II, LLC

/s/ John W. Stanton
John W. Stanton
Manager

JOHN W. STANTON

/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
Theresa E. Gillespie

 Page 6 of 6 Pages